Cover Page to the Office Services Agreement - OSA

Form 2006-05

(Fill in all highlighted boxes)

This Office Services Agreement is

between   Abby Office Centers, Westchase, Ltd   (Abby)

and   UtiliPoint International, Inc.   (Client)

for Office(s)   24   (The Office(s))

in the Office Business Center (OBC), which is located at:

9801 Westheimer, Suite 302   Houston   TX   77042   (The Building)

<u>By Signing below, the Client and Guarantor are agreeing to:</u>
- <u>Pay the Fixed Monthly Charges (FMC's) for the Term of the OSA</u>
- <u>Pay the Initial Invoice on execution of this OSA</u>
- <u>Abide by all the terms of the OSA that are attached to this Cover Page</u>

We are agreeing that the OSA will be for a term of   12   months

starting on   10/1/2006   and ending on   9/30/2007   (must be the end of a month)

The Contract Charge will be:

$910.00	from	10/1/06	to	9/30/07
	from	10/1/07	to	
	from	1/1/00	to	
	from	1/1/00	to	

	Signature		**Date**
Abby		Abby Office Centers, Westchase, Ltd Joyce McGarrigle Operations Manager	9-26-06
Client **Address**		Client UtiliPoint International, Inc Name Patrick Reames Title V.P. Energy Trading + Risk mgnt. Phone # 832 687-4736 Fed ID #	9-26-06
Guarantor **Home Address**		Name Cell # Home # TDL #	

Client Contact   See OSA, Section 1(h):   Name or Title Patrick Reames   Phone # 832 687-473

Addendum 1 to the Office Services Agreement - OSA

Form 2005-3

(Fill in all highlighted boxes that apply)

Summary of Monthly Charges and Initial Move-In Charges.

Patrick Reames	30 Of
Westchase	30 Days Remaining in Month
Office #24, window, 200 sqft	

pd

INITIAL INVOICE			
PERIOD	10/10/2006 01		
THROUGH	10/31/2006	free	

	Quantity	FIXED MONTHLY CHARGES		INITIAL INVOICE
A) Contract Charge		$910.00		~~$910.00~~
B) Retainer				$910.00
C) Communications Package	0	$0.00 *		$0.00 *
Phone/Data line Service Fee		$0.00 *		$0.00 *
Installation	0			$0.00 *
Additional Services				
D) Directory Assistance Listing	1	$6.50 *		$6.50 *
Set up Fee for More Than One Listing	0			$0.00 *
E) Building Directory Listing	1			$35.00 *
F) Telephone Lines		$100.00 *		$100.00 *
Voice	2			
Follow Me Calling	0			
Add'l Voice Mail Box	0			
Fax	0			
Installation	1			$100.00 *
G) High-speed Internet	1	$95.00 *		$95.00 *
Installation	1			$200.00 *
H) Fax Club		$0.00 *		$0.00 *
I) Equipment Passage		$0.00 *		$0.00 *
J) Phone Equipment		$35.00 *		$35.00 *
Standard Sets ($35/each)	1			
Hands Free Speaker Sets ($55/each)	0			
Compac Speaker Sets ($22/each)	0			
K) Phone/Data line Service Fee		$13.07		$13.07 *
L) Answering Service (for 75 calls)		$0.00 *		$0.00 *
Excess calls @ 35¢ each				
M) Parking Fixed	0	$0.00 *		$0.00 *
N) Furniture	0	$0.00 *		$0.00 *
Deposit				$0.00
O) Security Cards Revenue	1			$10.00 *
Deposit	1			$25.00
P) Facilities Fee	1	$9.68 *		$9.68 *
Q) Other non taxable	0			
R) Other taxable		*		*
S) Sales Tax on * items		$21.39		$49.85
Total Monthly Charge		$1,190.63		
Total Initial Invoice				~~$2,499.10~~ 1589.10

Initials

These are the conditions of the Office Services Agreement (OSA) that you (the Client) have agreed to with us (Abby), for your Office(s), in this Office Business Center (OBC).

When you sign the "Cover Page" and "Addendum 1" of the OSA, you are agreeing to these conditions, and you will ensure that anyone who works in the Office(s) will also agree to them.

1   The Cover Page and Addendum 1 of the OSA

We will provide you with the Office(s) stated on the Cover Page. You agree to pay the Initial Invoice at the time you sign the OSA, and then to pay all the Fixed Monthly Charges (FMC's) listed in Addendum 1, until the OSA ends.

Addendum 1 shows the FMC's at the time you took the Office. You agree to pay for any additions that you later request.

a) The Contract Charge: is for the use of the Office(s), receptionist, specified phone answering, mail handling, and 10 hours use of conference rooms per billing month at this or any affiliated Abby location, (excess will be billed at $10 per hour).

If you have a "Smart Space" plan, no answering service or conference room use is included, and conference rooms are billed at $20 per hour.

You agree that we can accept Mail and Deliveries for you. These will be held in shared facilities, and you agree that we are not responsible for their security, unless we are grossly negligent.

Utilities, Janitorial and Maintenance are provided by the Building Managers, and in no event will we be responsible for any loss or damage caused by their interruption or integrity.

b) Telephone Package: The telephone equipment and numbers that we provide belong to us, and when the OSA terminates they will remain our property.

The minimum phone FMC's are $135 per month, per office.

We will supply dial tone and long distance service through any carrier we chose. You are responsible for any calls made using your code(s).

We will charge you for your long distance calls at the rates on our rate sheet at the time we bill you. These rates include our charge for supplying the system, and we can change them without notice.

We have the right to charge Service Charges to pass through fees, charges and assessments that are made by our carriers.

c) Internet Access: We will provide you with 24 hour online access to the Internet, utilizing a shared T1 connection. This includes one E-mail address and one CAT 5 cable from your computer to the RJ45 jack in your office.

You may NOT install a router, hub, server, adaptor or other device when connecting to Abby's shared internet facility. This causes congestion and it downgrades the service to all the users.

If you do need to set up a router, hub, server, adaptor or other device in your office, you can only do this with the written approval of a member of Abby's IT team. You agree to use Abby's vendor for your "set up", so that we know it has been installed and configured correctly, and that it will work with Abby's network. You will be charged our cost plus

25%, with a one hour minimum.

Abby is NOT providing a firewall. You understand that access to the Internet is through a shared facility, and that we do not guarantee that a third party, a "hacker" or another client will not seek to and succeed in gaining access to your computer(s).

We recommend that you do NOT set your properties to "shared" in the setup screen. You agree to have up-to-date anti-virus software, and adware/spyware protection on your computer(s) and you will keep them current and updated. We recommend that you turn your computer(s) off during extended periods of non-use.

You accept the security limitation of Abby's shared internet facility, and you waive any claim against Abby, its shareholders, officers, directors, employees and agents in the event that security is breached and your files are lost, stolen, infringed, altered or infected by a third party, or with a virus, adware or spyware.

You may not do anything illegal, or infringe on someone else's copyright using Abby's network. If you do, you will hold Abby harmless, and you will be responsible for all penalties, fines and legal costs associated with your conduct. Abby has the right to disconnect you from the network without notice if, at its sole judgment, there appears to be an infraction of this provision.

If we discover that your computer(s), or your un-approved router, hub, server, adaptor or other device cause network problems such as a virus, bandwidth bottleneck or any other reason for the network to go down, you will be notified, and your equipment will be disconnected from Abby's network until the problem is corrected. If we notify you that the problem on our network was traced to your computer(s), hub, router, server, adaptor or other device, any expense or costs associated with fixing the problem will be charged back to you. The charge will be our cost plus 25%, with a one hour minimum.

d) Answering Service: We will answer your phone lines from 8am to 5pm on all days that the OBC is open. Overcalls in excess of those shown in Addendum 1 will be charged at $0.35 each. If you want us to answer the phones for any entity other than you, this will require a separate "Virtual Services Agreement" (VSA).

e) Retainer(s): Addendum 1 shows the Retainer(s) you have paid. Provided you have not defaulted, they will be refunded to you (less any unpaid charges) approximately 120 days from the end of any agreement that you have with us.

f) Variables: Charges for services other than FMC's are charged in arrears. The rates for the services are listed on our Price List, and you agree to pay these rates. We may change the rates, but will give you 30 days written notice of any changes.

g) Surcharges: If security or economic conditions change significantly during the term of the OSA, such as global emergencies or major increases in energy costs, taxation rates, insurance rates etc. then Abby has the right, at its sole discretion, to pass a share of its additional costs on to you.

Please Initial Here
Page 1

h) Client Contact: You agree that if your company has an internal dispute, Abby will deal with the individual, or specified officer, named as the Client Contact on the Cover Page. That person will be given all mail, messages, property etc. If you are a corporation, we suggest you specify an officer title, rather than an individual

i) Guarantor: The Guarantor who signed the Cover Page is liable for all the amounts due under this OSA, and any renewals. We do not have to attempt collection from you, the Client, before proceeding against the Guarantor. We have the right to get a credit report on you or the Guarantor at any time.

2   Some Rules of the OBC

a) Late Fees: All the FMC's are payable on the 1st of each month without notice. If they are not paid by 5pm on the 10th, a late fee of $50 per office will be charged. The returned check fee is $35.

b) Invoice Disputes: If you dispute anything in your invoice, you must pay the undisputed amount by the due date.

c) **Conduct**: You, your associates and visitors agree to do nothing disruptive, objectionable, illegal or hazardous in the OBC. If you do, then at our sole discretion, this may be declared an Act of Default.

d) **No Smoking**: Smoking is not permitted anywhere in the OBC.

e) **Photo ID**: Everyone who works in the Office, or for whom we handle mail, or who collects mail, must provide us with a photo ID.

f) Office Equipment: We may ask you to install dedicated electrical circuits if you use major units like freestanding copiers, heavy printers or refrigerators. This will be charged to you at cost + 25%. If you bring a freestanding copier into the Office, you will be charged a $25 monthly fee.

You may not allow other clients in the OBC to use any of your office equipment.

g) Alternations to the Office: You cannot make alterations to the Office without our prior, written approval. If we give this, you must pay for its restitution at the same time that you pay for the initial alteration.

h) **The OSA is not a lease**. It is a contract for you to use the Office(s) and the services of the OBC. You may not assign the OSA.

i) Hiring Abby Employees: You agree that during the Term of the OSA, and for 6 months after its termination, neither you nor your associates will hire anyone who has been employed by Abby during the term of the OSA. If you violate this, then you agree that Abby has been damaged, and in order to avoid litigation, you agree to pay us $6,000. This is not a finder's fee; it is the collection of pre-agreed liquidated damages.

j) Entry into the Office: Our employees may need to enter the Office for maintenance or emergencies, and you agree to this, without any offset charges.

k) Reasonable Precautions: You agree to keep your door locked when you leave your Office, and to take reasonable precautions to protect your property. You agree not to leave lap top PC's in your Office overnight.

l) Floor Pads: You agree to place floor pads under your desk chairs.

m) Signage: You may not put a sign on the Office door, nor anywhere that is visible from the common areas

n) Relocation: We have the right to move you to another, similar sized Office in this OBC or in another OBC within reasonable distance, without an increase in Contract Charge. We will pay reasonable associated costs.

o) **Removal of Furniture and Equipment**: You must get our prior approval before removing these, because we need to book elevators, and notify security that a move should be expected. If you do not get such permission, and attempt to remove Furniture and Equipment, then at our sole discretion, this may be declared an Act of Default.

p) Children: This is a shared office facility, so please do not bring young children to the OBC.

q) Space Heaters: These are not allowed in the OBC.

r) Animals: No animals are allowed in the OBC, except for seeing eye dogs.

s) Noise: If you have music, a radio, a TV etc. in your office, you must play it at a low volume and you must close your office door.

t) Building Rules: You agree to comply with the rules that the Building issues for its tenants.

u) Transfer: At any time during the term of the OSA you may transfer your Office to another Abby location, assuming a suitable Office is available. You will pay the same Contract Charge at the new location, unless you chose a more expensive Office, in which case you will pay the market rate for that Office.

3   Insurance and Liability Issues

a) **Insurance**: You are responsible for providing your own insurance for every type of loss or damage to your property and business. You are also responsible for liability and personal injury insurance for your employees and visitors. Abby shall have no responsibility for these, unless a loss, damage or injury is caused by our gross negligence or willful misconduct.

b) **The Building**: Abby is a tenant in the Building and is not responsible or liable for its condition, its equipment, its parking areas or its common areas, except to the extent that the conditions are caused by our gross negligence or willful misconduct.

c) **Liability**: Abby shall not be liable for any real or perceived loss or damage to your business, equipment or data that is caused by misunderstanding, interruption, fault, error, omission, security breach, or failure in the telecommunication, internet, delivery, administration, clerical and other services provided by us, unless this damage was caused by our gross negligence or willful misconduct.

Please Initial Here _____   _____
Page 2

d) Limitations: Any liability for which Abby is responsible shall be limited to the interest that it has in the OBC covered by this OSA, and it will not extend to any of Abby's directors, partners, officers, employees, contractors, subsidiaries or affiliated companies. Our liability will be limited to 150% of the Contract Charges paid by you in the 12 months prior to the claim. If we prevail in a suit that is filed by you, you will pay our reasonable attorney's fees.

e) Indemnity: You agree to indemnify Abby, its directors, partners, officers, employees, contractors, subsidiaries and affiliated companies from any claim arising out of any incidents that occur in the OBC, or as a result of actions by you or your associates, unless these are caused by our gross negligence or willful misconduct.

4   Other Issues

a) Subordinate: This OSA is subordinate to any lease that Abby has with the Building.

b) Fire or Major Disruption: If there is a fire or other major disruption, we will move you to an office in another OBC, if one is available. If we cannot relocate you, the Contract Charge will be suspended for as long as the Office is uninhabitable. You agree to move back to your Office when it is habitable. If the Building owners decide not to rebuild or re-occupy, and we have not been able to find you another office, the OSA will terminate.

c) Assignment by Abby: Abby has the right to transfer or assign all or part of its rights and obligations under the OSA.

d) Usury Savings Clause: It is the intent of both of us to comply with the usury laws. If interest is charged over the maximum lawful rate, it will be deemed a mistake, and will be refunded.

e) Prior Agreements: You must include all agreements between us in this OSA, because it supercedes all prior oral and written agreements. The OSA can only be amended in writing.

f) Partial Invalidity: If any part of this OSA is unenforceable, or we fail to enforce any part of it, that will not affect the enforceability of the rest of it.

g) Venue: This OSA shall be construed under the laws of Texas. Any suit concerning it shall be filed in Harris County, Texas.

h) Notices: All notices must be sent in writing to the addresses on the Cover Page. If we do not get a response from you at this address, you agree we can send notices to any address we have for you and the Guarantor.

i) Licenses: You will acquire any licenses or permits that you need.

5   The Process for Renewing this OSA

a) Renewal: At our discretion, towards the end of the OSA, we will offer you a Renewal Agreement, which may include a New Contract Charge and new charges for other FMC's. The Renewal Agreement must be signed by you, and delivered to us, before the current OSA expires.

b) Hold Over Penalty: If you occupy the Office without a signed Renewal Agreement, it will be on the same conditions as this OSA, except that you will pay the New Contract Charge, plus 20%

c) Hold Over Termination: If you occupy the Office without a signed Renewal Agreement, we have the right to give you 10 days written notice to vacate more offices, the notice period increases to 120 days instead of 60.

If we do not get the notice in time, then the OSA terminates 60 (or 120) days from the date we receive the written notice.

6   The Process for Non-Renewal of this OSA

a) Notice: You must tell us in writing, 60 days before the OSA expires, that you do not want to renew the OSA. If you occupy 4 or more offices, the notice period increases to 120 days instead of 60.

If we do not get the notice in time, then the OSA terminates 60 (or 120) days from the date we receive the written notice.

b) Renewed Notice: If you do not vacate the Office by the end of any 60 (or 120) day notice period, you must give us a new 60 (or 120) day written notice.

The Contract Charge for any period beyond the end of the OSA will be the New Contract Charge, plus 20%

c) At Termination: You must return all keys and parking/security cards to the Manager of the OBC.

d) Abandoned Property: If you leave any property or papers in the Office, we will assume they are to be disposed of. We will bill you if there are haulage charges.

e) Offset: You agree that if there are still unpaid charges 30 days after you leave, we can offset these against the Retainer, and/or charge any credit card number that you have given us.

f) Continued Support: We offer several plans to help you with the continuity of mail, phones and e-mail after you leave. This may entail the need for you to sign a Virtual Services Agreement (VSA) with us. Please speak to the Manager of the OBC about this.

g) Mail: You agree that if you do not sign a VSA with us, then mail received after the end of any agreement you have with us will be returned to sender, and we cannot accept further deliveries for you. However, if you supply us with pre-printed labels, we will forward 1st class mail for 30 days after you leave.

7   Default

a) You will be in default if:

1) All the FMC's are not paid by the 10th of the month.
2) You are declared bankrupt.
3) You abandon the Office.
4) An incident as described in Sections 2(c) or 2(o) occurs.

b) Remedies: If you are in Default, you agree we can do some or all of these things:

Please Initial Here _____
Page 3

1) Terminate this OSA.
2) Accelerate all the FMC's due for the rest of the OSA.
3) Change the lock on the Office door, to prevent your access.
4) Discontinue the services we provide, such as phone lines, answering service, long distance, copier, e-mail and internet access etc., and you waive all claims for damages against us, because of this termination.
5) Enter the Office and take possession of any property found there, without being guilty of trespass or conversion.
6) Enter into a new OSA with a new Client for the Office.
7) Apply any unpaid sums against your Retainer(s).
8) Charge any unpaid sums to any credit card number you have given us.
9) Any other remedies allowed by law.

c) Attorney's Fees: If you are in default and we place enforcement of this OSA in the hands of an attorney, or file suit because of it, you agree to pay all reasonable attorney's fees incurred by us.

d) Lien: Your signature on the Cover Page gives Abby a contractual lien on all the property in the Office as security for the charges due under the OSA. You agree that we can sell the property in the Office as full or, at our sole discretion, partial payment of the debt.

e) UCC: The provisions of this OSA constitute a security agreement under the UCC code of the state that the OBC is located in, and Abby has the rights of a secured party at any time after execution of this OSA. We have the right to file a copy of this OSA as a financing statement. Any UCC filing on the assets in your Office, which is dated after the OSA, will be secondary to our claim, unless we waive this in writing.

f) Addresses: If we are unable to contact you at the OBC, we have the right to send correspondence to any address we have for you and the Guarantor.

8 Other Provisions

Renewal Agreement to the Office Services Agreement - OSA

Abby Office Centers, Westchase, Ltd _____ (Abby) and

Utilipoint _____ (Client), entered into an

Office Service Agreement (OSA) for office number(s) _____ 24 _____.

This OSA expires on _____ September 30, 2008 _____

We are agreeing that the OSA will renew for a further term of _____ 12 _____ months

starting on _____ October 1, 2008 _____ and ending on _____ September 30, 2009 _____

The Terms and Conditions of the OSA will be the same, except that

the New Contract Charge will be $1,023.00 from 10/1/08 to 9/30/09
_____ from 10/1/09 to _____
_____ from 1/1/00 to _____
_____ from 1/1/00 to _____

Please remember to get this Renewal Agreement back to us by _____ September 30, 2008

If we do not get it back by that date, then the Contract Charge from _____ October 1, 2008

will be the New Contract Charge, plus 20% (this is a provision of the OSA, Section 5 (b))

By Signing Below you are Agreeing

To pay the Fixed Monthly Charges (FMC's) for the Term of this Renewal Agreement
To Abide by the same Terms and Conditions of the OSA
The information you gave us in the original OSA remains the same

	Signature		Date
Abby		Abby Office Centers, Westchase, Ltd	
		Kayla Mott Operations Manager	
Client		Client Utilipoint	
		Name Patrick Reames	
		Title	